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                             May 21, 2024

       Michelle Mosier
       Chief Financial Officer
       Jushi Holdings Inc.
       301 Yamato Road, Suite 3250
       Boca Raton, FL 33431

                                                        Re: Jushi Holdings Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Filed April 1, 2024
                                                            File No. 000-56468

       Dear Michelle Mosier:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 62

   1. Please revise your future filings to address the following, providing your proposed disclosure in your
response:
                                                            Revise your
discussion of the fluctuation in your line items to quantify the factors you identified as
the reasons for the changes pursuant to Item 303 of Regulation S-K.
                                                            As part of your
response, specifically quantify the factors cited for the changes in your Revenues and
Gross Profit.
                                                            In light of the
significant Inventory change adjustments identified in footnote (3) to your Non-GAAP
presentation on page 66, please revise footnote (3) as well as your
                                                             MD&A discussion of
Gross Profit to quantify and explain each of the items identified in footnote (3).
                                                            In light of the
adjustment for inventory recall reserves, provide us with a rollforward of your inventory
reserves for the periods presented in your Form 10-K, and tell us
 Michelle Mosier
Jushi Holdings Inc.
May 21, 2024
Page 2
              how you considered whether disclosure of such a rollforward was warranted.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameMichelle Mosier                           Sincerely,
Comapany NameJushi Holdings Inc.
                                                            Division of
Corporation Finance
May 21, 2024 Page 2                                         Office of Life
Sciences
FirstName LastName